January 8, 2025

Edwin Kim

Matthew Derby

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	RAD Technologies Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed on December 11, 2024
File No. 024-12513

Dear Messrs. Kim and Derby:

We acknowledge receipt of the comments in the letter dated December 27, 2024 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement on Form 1-A of RAD Technologies Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Offering Circular Cover Page, page 2

1.	We note your response to prior comment 1 regarding the value of your bonus shares. Please disclose how you calculated the implied value of $1,999,999.65 for the Bonus Shares, as it appears you merely applied the $0.55 offering price to these shares. You should indicate that these bonus shares will cause significant dilution to investors and will result in differing shareholders paying differing amounts for their shares, depending on the amount of bonus shares received. In addition, revise the table to reflect the aggregate offering amount including the value of the bonus shares.

The Company has revised the table on the cover page to reflect the aggregate offering amount, including the value of the bonus shares. Further, the Company notes that in prior discussions with the Staff, the Company’s counsel has been instructed to calculate the implied value of bonus shares based on the share price in the associated offering. This purpose of this implied value is for the application of the annual limits determined by Rule 251(a)(2), and not for setting an applied value for use in any pro forma financials of the Company or other purpose.

With regard to the dilution applicable to investors based on the bonus shares, the Company has made the disclosures about such dilution more prominent following the footnotes to the cover page table.

Design and Development, page 14

2.	We note your response to prior comment 14 regarding your AI technology. Please disclose the extent that your design and development of your AI technology is based on licensed, outsourced, or open-sourced AI software tools.

The Company has revised the Offering Circular on page 16 to add more clarity on the extent to which our AI technology is based on licensed, outsourced, or open-sourced AI software tools vs. our own proprietary technology.

Plan of Distribution and Selling Security Holders, page 30

3.	We note your response to prior comment 4 and reissue it in part. Item 4 in Part I of your Notifications in your Offering Statement still references that you have not used any solicitation materials, please revise. Further, in the Summary and this section, please clearly indicate whether investors that reserve shares through your website and its link to the DealMaker Securities platform are making non-binding reservations prior to qualification of your Offering Statement. Finally, your website states that investors can “Reserve Shares - Join the waitlist by reserving shares” and the disclaimer states that “The company is “testing the waters” under Regulation A+. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under Regulation A. it may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an Offering Statement with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the Offering Statement. The information in that Offering Statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.” Please provide your analysis regarding whether the advanced reservations and your testing the waters materials more generally comply with Rule 255(b) of Regulation A.

The Company has amended Item 4 of Part I to reflect that testing the waters materials have been used in the offering. Rule 255(a) permits companies to engage in “testing the waters” prior to commencing a Regulation A offering by seeking indications of interest from potential investors, including obtaining the name, address, telephone number, and/or email address in any response form as permitted by Rule 255(c). As a condition to “testing the waters,” Rule 255(b) requires that communications intended to elicit indications of interest from potential investors include certain SEC-mandated legends stating that (i) no money or other consideration is being solicited, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; (iii) a person’s indication of interest involves no obligation or commitment of any kind; and (iv) once the offering statement has been filed with the SEC, state from whom a copy of the most recent version may be obtained, or provide the URL where the investor may access the preliminary offering circular, or provide a copy of the preliminary offering circular. The Company respectfully takes the view that use of the phrase “reserve shares” prior to qualification is consistent with the requirements of Rule 255(b) because (i) it has included in its communications pertaining to the Regulation A offering the required legends that no money or other consideration is being solicited and will be returned to an investor if submitted, (ii) included the legend that no offer to buy the securities will be accepted and no part of the purchase price received until the offering statement has been qualified, and that any such offer may be withdrawn or revoked without obligation or commitment of any kind at any time prior to notice of its acceptance being given after the date of qualification, (iii) since filing the offering statement on September 27, 2024, the Company has included in its communications pertaining to the offering a URL giving investors access to the preliminary offering circular on file; and (iv) has not accepted any funds or other consideration from investors in connection with their indication of interest.

The Company further notes that the use of the term “reserve” has been commonly used in connection with offerings of securities under both Regulation A and Regulation Crowdfunding since 2016. When combined with the “testing the waters” legend included pursuant to Rule 255(b), investors are informed that a reservation only means that they have placed a non-binding indication of interest. The reservation itself does not create an exchange of value between the investor and the Company, nor does it create any obligation on the part of the investor to purchase securities upon qualification of the Company’s offering. Additionally, no Bonus Shares are earned just by reserving. Rather, the reservation means that, upon qualification and the investor deciding to invest, the Company wants to express gratitude to that investor for following the activities of the Company.

4.	We note your response to prior comment 3 regarding the role of Dealmaker Securities in your offering. Please incorporate your response in the Offering Circular with regards to DealMaker’s role as a statutory underwriter under Section 2(a)(11) of the Securities Act and its registration and regulation by both the SEC and FINRA as a broker-dealer. You may explain how their role differs from a traditional IPO underwriter in a firm commitment offering.

The Company has updated its Offering Circular by incorporating its previous response with regards to DealMaker’s role as a statutory underwriter.

Subscription Procedures, page 30

5.	We note your response to prior comment 10. Please revise to clarify:

a.	How the rolling closings will operate, including when the initial closing and subsequent closings will occur
b.	What factors will go into the decision to do a rolling closing, and how you intend to inform investors of each closing
c.	The process for accepting or rejecting subscriptions, including how soon after receipt of a subscription you will accept or reject such subscription
d.	What factors will go into deciding whether to accept or reject a subscription, and
e.	The process for returning proceeds to investors for subscriptions that are rejected.

As required by Rule 251(d)(3)(i)(F) of Regulation A, the Company will commence the offering within two (2) calendar days after the qualification date. However, it may be a month or longer before the Company may close on any funds tendered by an investor due to the process required for clearance of subscription agreements. Once an investor executes a subscription agreement and tenders funds for the shares, the Company’s broker-dealer must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. Subscription agreements submitted by investors through the platform operated by Novation Solutions, Inc. O/A DealMaker will be cleared by its affiliate DealMaker Securities, LLC (“DealMaker”), a broker-dealer registered with the SEC and a member of FINRA. The Company will conduct multiple closings on investments (so not all investors will receive their shares on the same date). Once an investor has tendered funds to purchase securities in the offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that broker-dealers need to complete prior to purchase. Under federal law, the broker-dealers must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the Broker-Dealer will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held by an escrow agent pending closing or termination of the offering. Funds will be held in the Company’s payment processing account. Once the information pertaining to the subscription agreement has been completed, the investor receives an email regarding the progress of the investment, restating the amount of funds tendered and number of securities purchased, and that the funds are available to be disbursed to the Company at a closing. In the event the broker-dealer is unable to clear a subscription agreement, the investor’s funds are returned in full by the Company. In order to be cost efficient, closing only occurs approximately once a month. Once a closing takes place, in addition to funds being released to the Company, the transfer agent is notified for the purpose of adding the investor and corresponding number of securities to the Company’s stock ledger.

We further note that the procedures outlined above do not result in a discontinuous offering, as offers and acceptances of subscription agreements from investors will continue during this time. Rather, the only delay is in regards to completion of sales and the closing on each investor due to the need of each party to the closing process to undertake their required actions pursuant to applicable rule and regulations.

6.	Please incorporate your responses to prior comment 11 in your Offering Circular.

The Company has incorporated the requested information into the Offering Circular.

7.	We note your response to prior comment 12 and reissue it in part. Please clarify how investors identify they will receive or be eligible to receive bonus shares. As noted previously, the subscription agreement does not have a place where investors claim how they are eligible for bonus shares, nor is there any reference that it will be calculated automatically. Please explain the process how you identify and verify the number of bonus shares investors are eligible to receive and if it depends on them first notifying you of how they are eligible to receive them.

The Company will work with DealMaker at the time an investor’s subscription is accepted to to determine which investors are eligible for bonus shares, and the value of the bonus shares. Investors are not required to opt in to receiving bonus shares, as it will be done at the time of issuance of the shares. The Company has updated page 30 of the Offering Circular to reflect this process.

General

8.	It appears you have conducted multiple concurrent Regulation Crowdfunding and Regulation D offerings. We further note your Form 1-A appears to contemplate this offering being conducted concurrently with, or near in time to, these Regulation Crowdfunding and Regulation D offerings. Please provide a detailed legal analysis as to why you believe these efforts are not part of one integrated offering. Refer to Rule 152 (particularly subsection(a)(2)) of the Securities Act of 1933 in your response.

This offering under Regulation A will not be conducted on a concurrent basis with any offering under Regulation Crowdfunding. As noted in the amended disclosure on page 25 of the Offering Circular, the most recent offering under Regulation Crowdfunding terminated on November 21, 2024. As such, Rule 152(b)(1) would not require integration with any offerings conducted under Regulation Crowdfunding. With regard to the Company’s ongoing sales under Rule 506(c) of Regulation D, the Company is complying with the requirements of that exemption, and it is not utilizing those offering materials to solicit investors or provide “information about the material terms of” the proposed offering under Regulation A. As such, Rule 152(a)(2) does not require integration between the proposed offering under Regulation A, and the concurrent offering under Rule 506(c) of Regulation D.

9.	We note that you appear to have conducted multiple concurrent Regulation Crowdfunding offerings (e.g., “On November 21, 2024, the Company completed a Regulation CF offering with DealMaker Securities, LLC” and “On October 14, 2024, the Company launched a Regulation CF offering with OpenDeal Broker LLC”). Please revise your disclosure to clarify whether any concurrent offerings were conducted with different intermediaries. To the extent you utilized different intermediaries, please provide us with an analysis regarding how you complied with Rule 100(a)(3) of Regulation CF and/or revise your risk factors as appropriate.

The Company acknowledges that due to administrative errors its Form C-Us were not all filed on a timely basis, leading to the potential for confusion. The Company has amended its disclosure on page 25 of the Offering Circular which provides specific dates for commencement and closing of each offering under Regulation Crowdfunding demonstrating that there was no overlap between the offerings.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Technologies Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Jeremy Barnett, Chief Executive Officer, RAD Technologies Inc.